FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   November 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 20, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

EXHIBIT INDEX

1	Unaudited Interim Consolidated Financial Statementsand Management’s Discussion and Analysis For the Three and Nine Month Periods ended September 30, 2006

EXHIBIT 1

Orezone Resources Inc.
(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements
and
Management’s Discussion and Analysis

For the Three and Nine Month Periods ended
September 30, 2006

Orezone Resources Inc.

Consolidated Balance Sheets

(Unaudited, expressed in United States dollars)

		September 30	December 31
	Notes	2006	2005
		$	$
ASSETS
Current assets
Cash and cash equivalents		24,782,435	34,285,240
Taxes and other receivables		76,700	518,221
Prepaid expenses and other		445,317	362,297

		25,304,452	35,165,758
Investments, at cost (market value 2006 - $1,043,798; 2005 - $181,452)	4	1,244,819	127,668
Property, plant and equipment, net of accumulated amortization	5	341,896	439,980
Mineral exploration properties, at cost	6	6,145,562	6,130,562
Deferred exploration expenses, at cost	6	18,935,663	12,304,249

		51,972,392	54,168,217

LIABILITIES
Current liabilities
Accounts payable		852,528	2,917,165
Accrued liabilities		397,507	657,096

		1,250,035	3,574,261

SHAREHOLDERS’ EQUITY
Capital Stock
Common shares (authorized: unlimited; issued and outstanding:
2006 - 132,940,141; 2005 - 132,777,641)	7	61,889,239	61,558,951
Contributed surplus	7	2,537,064	2,286,908
Cumulative translation adjustment		483,211	483,211
Accumulated deficit		(14,187,157)	(13,735,114)

		50,722,357	50,593,956

		51,972,392	54,168,217

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

"Ronald N. Little" ___________________________ Director	"David G. Netherway" ___________________________ Director

Orezone Resources Inc.

Consolidated Statements of Operations and Deficit

(Unaudited, expressed in United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Administrative expenses
Salaries, benefits and consulting fees	110,648	54,155	369,564	67,118
Stock-based compensation	76,557	225,012	313,980	668,156
Public relations and travel	83,688	50,757	295,853	217,254
Office, general and administrative	29,389	35,733	89,627	104,535
Audit, legal and professional fees	70,314	(300)	106,777	86,839
Public company costs	30,836	2,309	235,743	73,189
Interest and penalties	932	105	2,196	844
Amortization of equipment	8,477	7,831	24,961	23,690

Total administrative expenses	410,841	375,602	1,438,701	1,241,625

Write-off of deferred exploration expenditures	-	-	-	193,308

Total expenses	410,841	375,602	1,438,701	1,434,933

Exchange gain	5,359	153,932	22,535	69,620
Other income	37,982	-	37,982	14,796
Gain on disposal of investments	49,195	-	49,195	257,490
Interest income	301,765	48,764	876,946	135,745

Net loss	(16,540)	(172,906)	(452,043)	(957,282)

Deficit, beginning of period	(14,170,617)	(9,197,674)	(13,735,114)	(8,413,298)

Deficit, end of period	(14,187,157)	(9,370,580)	(14,187,157)	(9,370,580)

Net loss per share, basic and diluted	(0.00)	(0.00)	(0.00)	(0.01)

Basic and diluted weighted average
number of shares outstanding	132,880,684	117,097,359	132,859,473	114,728,683

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

Consolidated Statements of Deferred Exploration Expenses

(Unaudited, expressed in United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$

Balance, beginning of period	17,972,234	11,815,552	12,304,249	9,378,737

Additions
Contract drilling and assaying	81,015	3,028,589	3,941,522	7,722,720
Engineering and consultants	231,037	1,436,601	924,274	2,224,207
Salary and employee costs	254,444	354,420	812,286	830,101
Fuel and oil	11,122	209,949	362,108	659,345
Freight	7,972	132,021	52,290	288,259
Field supplies and equipment	18,721	225,274	252,240	697,603
Food and water	14,509	73,892	90,828	224,268
Vehicles	38,818	86,543	160,409	231,737
Facilities	62,006	49,286	174,578	208,006
Head office support	90,000	180,000	326,249	500,000
General office and administration	80,003	316,735	478,542	743,107
Depreciation of capital assets	73,863	42,425	215,821	118,099
Exchange (gain) loss	15,929	59,418	(32,049)	110,913

Total additions	979,439	6,195,153	7,759,098	14,558,365

Deductions
Write-off of deferred exploration expenses	-	-	-	193,308
Optionee contributions	16,010	4,550,090	1,127,684	10,283,180

Total deductions	16,010	4,550,090	1,127,684	10,476,488

Balance, end of period	18,935,663	13,460,614	18,935,663	13,460,614

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

Consolidated Statements of Cash Flows

(Unaudited, expressed in United States dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2006	2005	2006	2005

		$	$	$	$
OPERATING ACTIVITIES
Net loss		(16,540)	(172,906)	(452,043)	(957,282)
Non-cash items
Amortization of equipment		8,477	7,831	24,961	23,690
Gain on disposal of investments		(49,195)	-	(49,195)	(257,490)
Write-off of deferred exploration expenditures		-	-	-	193,308
Stock-based compensation		76,557	225,012	313,980	668,156
Changes in non-cash working capital items	3	97,426	(328,350)	(223,207)	15,033

Cash flows provided by (used in) operating activities		116,725	(268,413)	(385,504)	(314,585)

INVESTING ACTIVITIES
Sale (purchase) of investments	4	60,720	-	(1,067,956)	1,492,051
Purchase of property, plant and equipment		(10,329)	(155,703)	(142,698)	(202,191)
Investment in mineral exploration properties	6	(15,000)	(19,906)	(15,000)	(19,906)
Deferred exploration expenses	6	(343,635)	(6,478,269)	(9,201,986)	(13,914,497)
Optionee contributions	6	16,010	4,550,090	1,127,684	10,283,180

Cash flows used in investing activities		(292,234)	(2,103,788)	(9,299,956)	(2,361,363)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	7	72,105	217,564	182,655	5,481,378

Cash flows provided by financing activities		72,105	217,564	182,655	5,481,378

Increase (decrease) in cash and cash equivalents		(103,404)	(2,154,637)	(9,502,805)	2,805,430

Cash and cash equivalents, beginning of period		24,885,839	13,102,949	34,285,240	8,142,882

Cash and cash equivalents, end of period		24,782,435	10,948,312	24,782,435	10,948,312

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

1 — GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or the “Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the countries of Burkina Faso and Niger.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

2 — BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting principles used in the preparation of these interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosure included in the annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2005.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.

Comparative figures

Some comparative figures have been reclassified to conform to the presentation format used in the current period.

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

3 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the three and nine month periods ended September 30 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Taxes and other receivables	6,526	(311,143)	(209)	80,062
Prepaid expenses and other	16,412	(9,862)	(12,812)	(29,766)
Accounts payable	83,742	(15,960)	(259,173)	(16,268)
Accrued liabilities	(9,254)	8,615	48,987	(18,995)
	97,426	(328,350)	(223,207)	15,033

Items not affecting cash and cash equivalents related to investing and financing activities for the three and nine month periods ended September 30 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Taxes and other receivables	$1,022,528	($5,801)	$441,730	($48,913)
Prepaid expenses and other	($22,548)	($81,422)	($70,208)	($236,251)
Accounts payable	($343,520)	($1,009,122)	($1,805,464)	$163,765
Accrued liabilities	($85,571)	$450,803	($308,576)	$649,016
Deferred exploration expenses paid for by Stock options	($8,949)	-	$83,809	-

4 — INVESTMENTS

In the first quarter of 2006, the Company purchased 1,000,000 units of Greencastle Resources Ltd., a resource company with exploration properties, at a price of CAD $0.30 per unit. Each unit consists of one common share and one half of one common share purchase warrant. A full warrant entitles the holder to buy one common share at a price of CAD $0.45 per share for a period of 18 months.

In the second quarter of 2006, the Company purchased 4,000,000 units of PMI Ventures, a public exploration company active in Ghana, at a price of CAD $0.25 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant exercisable for the purchase of one additional common share at a price of CAD $0.35 for a two year period. Orezone has the right to request a Board seat as long as it holds a minimum of four million PMI shares and will also participate in exploration budgeting and planning meetings in order to provide technical advice as requested by PMI. Orezone will also retain a right of first refusal on any of PMI’s projects in Ghana for one year and has the right to participate in future financings.

During the third quarter of 2006, the Company realized proceeds of $60,720 on the sale of investments and recorded a gain of $49,195.

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

5 — PROPERTY, PLANT AND EQUIPMENT

	As at September 30, 2006			As at December 31, 2005
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$
Computer equipment	84,296	71,399	12,897	73,370	51,700	21,670
Furniture and equipment	217,059	133,476	83,583	195,039	69,667	125,372
Vehicles	587,069	350,477	236,592	477,317	214,732	262,585
Communication systems	56,323	48,981	7,342	56,323	31,897	24,426
Leasehold improvements	17,782	16,300	1,482	17,782	11,855	5,927
	962,529	620,633	341,896	819,831	379,851	439,980

During the three and nine month periods ended September 30, 2006, $8,477 and $24,961 ($7,831 and $23,690 in 2005) of amortization was charged to expenses and $73,863 and $215,821 ($42,425 and $118,099 in 2005) was capitalized to deferred exploration expenses.

6 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at September 30, 2006		As at December 31, 2005
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses

	$	$	$	$
Essakane (a)	5,895,646	20,855,243	5,895,646	19,320,545
Séguénega (“Séga”) (b)	11,410	7,699,895	11,410	5,634,036
Bondigui (“Bondi”) (c)	146,185	5,637,874	146,185	4,210,047
Bomboré (d)	57,321	1,355,944	57,321	1,144,441
Markoye (e)	-	259,994	-	98,988
Golden Hill (f)	-	289,876	-	89,572
Poyo (g)	-	193,537	-	44,658
Komkara (h)	-	120,504	-	7,877
Other (i)	-	135,009	-	-
Mali (j)	35,000	602,371	20,000	453,149
Niger (k)	-	2,485,173	-	873,009

	6,145,562	39,635,420	6,130,562	31,876,322

Optionees’ contributions (l)	-	(20,699,757)	-	(19,572,073)

	6,145,562	18,935,663	6,130,562	12,304,249

a) Essakane, Burkina Faso

The Company acquired a 100 percent interest in six permits covering 1,433 square kilometres in July, 2002. The Essakane property is subject to an option agreement, dated July 19, 2002, with a subsidiary of Gold Fields Limited of South Africa (“Orogen”). Orogen earned a 50 percent interest in the project by incurring cumulative expenditures of $8.0 million before July 19, 2007. Orogen has indicated that it will exercise its

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

right to earn an additional 10 percent interest in the project by funding and completing a bankable feasibility study no later than July 19, 2009. Should Orogen not complete the bankable feasibility study, each party will retain a 50 percent interest in the project on a joint venture basis. The parties are presently negotiating a formal joint venture or shareholders agreement on the basis of the July 19, 2002 agreement. As operator, Orezone managed the exploration programs and incurred project expenditures which were then reimbursed by Orogen. Orogen assumed management of the project on January 1, 2006, and in the future will incur most of the expenditures directly on its own behalf. The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

b) Sega, Burkina Faso

The Sega exploration permit covers 164 square kilometres. A third party holds a three percent royalty on future production of which two percent can be bought back for $2.0 million. The original nine year term of the permit has expired, and the Company has been granted an 18-month extension to January 4, 2007.

c) Bondi, Burkina Faso

The Bondigui exploration permit, which covered 340 square kilometres, expired on May 17, 2006. The Company’s application for a new permit, Djarkadougou, has been accepted.

d) Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 square kilometres and was granted on February 7, 2004 for a term of three years. It can be renewed for two additional three year periods. The Company has an obligation to spend CAD $1.7 million on the property before January 17, 2007 to earn a 50 percent interest or the permit will revert back to the previous owners. Orezone may increase its interest to 70 percent by completing a bankable feasibility study and thereafter will have 90 days to make a cash payment of $1.0 million to reduce the remaining party’s interest to a one percent net smelter return royalty.

e) Markoye, Burkina Faso

The Markoye exploration permit covers 153 square kilometres and expires November 10, 2008.

f) Golden Hill, Burkina Faso

The Intiédougou permit, which covered 385 square kilometres, expired on July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou. Acquisition costs of $475,200 and deferred exploration expenses of $1,862,374 relating to the Intiédougou permit were written off in 2005. The Nabéré permit covers 91.58 square kilometres and the Tankiédougou permit covers 138.43 square kilometres. These permits are valid for an initial term of three years and can be renewed for two additional three year periods.

g) Poyo, Burkina Faso

The Poyo exploration permit covers 246 square kilometres and expires November 10, 2012.

h) Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27.21 square kilometres. The Komkara permit has an initial term of three years and can be extended for two additional three year periods.

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

i) Other, Burkina Faso

The Kerboule exploration permit expired on May 17, 2006. The Sébédougou exploration permit expired on May 17, 2006. Acquisition costs of $5,698 and deferred exploration expenses of $643,304 were written off in 2005. Application has been made to extend the Tankiédougou permit to cover part of the former Sébédougou permit. A new 189 square kilometre permit, Namasa, was granted to the Company on June 5, 2006.

j) Mali

The Company has two exploration permits in Mali, the 148 square kilometre Boukou permit which expires October 16, 2013 and the 112 square kilometre Farabantourou permit which expires July 28, 2014. The Company holds an earn-in right on the 117 square kilometre Sepola property in the Kenieba Region of western Mali. The permit was granted on November 7, 2005, and will expire on May 7, 2014. The Company must pay a total of $40,000 over two years to earn a 100 percent interest with the owner retaining a one percent royalty, half of which can be acquired for $350,000 prior to production. The Company has a right of first refusal on the balance. The Company also has two reconnaissance permits in Mali totalling 800 square kilometres which will expire in the subsequent quarter. Management has not determined if it will renew these permits and continue exploration activity in this area.

k) Niger

In 2003, the Company obtained three prospecting permits in the country of Niger covering 2,566 square kilometres. These permits were converted into the 1,997 square kilometre Kossa exploration permit with a mining convention on October 18, 2004.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

l) Optionees’ contributions and option payment

During the first nine months of 2006, $1,127,684 of the funds invested in the Essakane property by Orezone were reimbursable by Gold Fields.

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

7 — CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

An unlimited number of Common shares, without par value.

Issued and Outstanding:

	Shares	Amount
		$
Balance, January 1, 2006	132,777,641	64,524,870
Exercise of options	85,000	180,250
Balance, March 31, 2006	132,862,641	64,705,120
Share issue expenses		(2,962,288)
		61,742,832

Balance, April 1, 2006	132,862,641	64,705,120
Exercise of options	7,500	2,478
Balance, June 30, 2006	132,870,141	64,707,598
Share issue expenses		(2,953,655)
		61,753,943

Balance, July 1, 2006	132,870,141	64,707,598
Exercise of options	70,000	129,212
Balance, September 30, 2006	132,940,141	64,836,810
Share issue expenses		(2,947,571)
		61,889,239

As of November 10, 2006, there was no change in the number of common shares outstanding from the number at September 30, 2006.

Amounts recorded as contributed surplus are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Balance, beginning of period	2,532,647	2,445,286	2,286,908	2,056,397

Stock-based expenses	67,608	225,012	397,789	668,156
Stock options exercised	(63,191)	(148,947)	(147,633)	(203,202)
	4,417	76,065	250,156	464,954

Balance, end of period	2,537,064	2,521,351	2,537,064	2,521,351

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

8 — STOCK OPTION PLAN

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 12,200,000. The summary of the status of the Company’s stock option plan for the three and nine month periods ending September 30, 2006 is as follows:

		Weighted Average Exercise Price
	Number of Options	(CAD$)

Balance, January 1, 2006	6,353,500	0.76
Granted	-	-
Exercised	(85,000)	1.32
Cancelled	-	-
Balance, March 31, 2006	6,268,500	0.75

Balance, April 1, 2006	6,268,500	0.75
Granted	-	-
Exercised	(7,500)	0.20
Cancelled	-	-
Balance, June 30, 2006	6,261,000	0.75

Balance, July 1, 2006	6,261,000	0.75
Granted	200,000	1.60
Exercised	(70,000)	1.04
Cancelled	(275,000)	0.85
Balance, September 30, 2006	6,116,000	0.77

As at September 30, 2006 the following options were outstanding:

	Outstanding			Exercisable

Range (CAD$)	Outstanding Options	Remaining Contractual Life (in years)	Weighted Average Outstanding Exercise Price (CAD$)	Vested Options	Weighted Average Vested Exercise Price (CAD$)

$0.00 to $0.49	2,770,000	5.39	$0.30	2,770,000	$0.30
$0.50 to $0.99	836,000	5.27	$0.51	836,000	$0.51
$1.00 to $1.49	1,985,000	7.94	$1.26	1,722,500	$1.24
$1.50 to $1.99	250,000	9.64	$1.63	50,000	$1.74
$2.00 to $2.50	275,000	9.23	$2.00	12,500	$2.00

$0.00 to $2.50	6,116,000	6.55	$0.77	5,391,000	$0.65

Orezone Resources Inc.

Notes to Consolidated Financial Statements

(Unaudited, expressed in United States dollars)

Stock-based compensation for the three and nine month periods ended September 30 is reflected in the financial statements as follows:

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005

	$	$	$	$

Included in Statements of Operations:
Stock-based compensation	76,557	225,012	313,980	668,156
Included in Statements of Deferred
Exploration Expenses:
Other fees	(8,949)	—	83,809	—

Total stock-based compensation	67,608	225,012	397,789	668,156

The average fair value of all options granted during the quarter ended September 30, 2006 was $1.45 CAD. The fair value was estimated at the grant date with the Black-Scholes option pricing model, using the following weighted average assumptions:

Three months ended September 30, 2006

Expected option life	7.5 years
Volatility	127.3%
Risk-free interest rate	4.61%
Dividend yield	0.00%

9 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at September 30, 2006 and December 31, 2005 are as follows:

	September 30, 2006	December 31, 2005
	$	$

Canada	3,371,665	2,430,375
British Virgin Islands	15,303,034	26,212,528
West Africa	33,297,693	25,525,314
	51,972,392	54,168,217

OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

November 10, 2006

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the three and nine month periods ended September 30, 2006 may contain or refer to certain forward-looking statements relating, but not limited to, the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

1	INTRODUCTION

This MD&A is provided to enable the reader to assess material changes in financial condition and results of operations for the three and nine month periods ended September 30, 2006, in comparison to the corresponding prior-year periods.

The MD&A, which has been prepared as of November 10, 2006, is intended to supplement and compliment the unaudited interim consolidated financial statements and accompanying notes for the three and nine month periods ended September 30, 2006 (collectively, the “Financial Statements”). This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2005 and the MD&A, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2005. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified.

The consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States (“US GAAP”). Note 14 to the audited consolidated Financial Statements for the year ending December 31, 2005 contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Company’s Financial Statements.

This discussion and analysis is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

2	NATURE OF OPERATIONS

Orezone is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso and Niger in West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company. While the Company is actively exploring a number of properties, of which some contain significant resources, none have yet reached a stage whereby a production decision can be made.

The Company has been active in Burkina Faso, West Africa since 1996. At present, the Company has interests in 15 permits covering approximately 2,539 km2 in Burkina Faso. Management expects two additional permits, totaling 477 km2 will officially be granted within the next quarter.

Orezone is also active in Niger and Mali. The Company has one permit covering 1,997 km2 in Niger, and option agreements enabling it to earn into two other permits. Orezone also holds four permits in Mali totaling 1,060 km2 as well as an option agreement to earn an interest in another permit covering 117 km2. Over the next quarter, two permits totaling 800 km2 are scheduled to expire. At this time, management has not determined if it will renew the permits, and continue exploration activities in these particular areas.

The Company’s main asset continues to be its 50 percent interest in the Essakane property. Gold Fields Limited (“GFL”), a South African based mining company, holds the remaining 50 percent interest. GFL can increase its interest to 60 percent by funding all expenditures up to the completion of a bankable feasibility study (“BFS”).

Orezone is also actively exploring a number of other projects, which are at various stages of exploration. The Sega project is the only one of these that has advanced to a point where the Company has initiated a preliminary assessment.

The Company is continuing to analyze potential investments or acquisitions within the mining sector. As previously stated, in the first quarter of 2006, the Company invested in Greencastle Resources Ltd, an exploration company with gold projects in Niger, West Africa. In addition, in the second quarter of 2006, the Company invested in PMI Ventures (“PMI”). PMI is a junior exploration company active in Ghana, a neighboring country to Burkina Faso. These investments are consistent with the Company’s strategy of leveraging Orezone’s technical expertise and financial resources to increase the Company’s exposure to promising exploration projects in West Africa, which has been one of the fastest growing gold producing regions in the world.

Because Orezone is an exploration and development stage company, no operating revenues are being generated.

Orezone’s common shares are listed for trading on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol “OZN”. The Company’s head office is located in Ottawa, Ontario, Canada, and a field office is located in Ouagadougou, the capital city of Burkina Faso.

3	EXPLORATION ACTIVITIES

3.1	Qualified Person

Jeffrey S. Ackert, Vice President, Technical Services, is the Company’s qualified person under NI 43-101. Mr. Ackert and Dr. Pascal Marquis, Vice President, Exploration, supervise all work associated with exploration programs in West Africa.

3.2	Properties

All of Orezone’s properties in Burkina Faso are exploration permits, as defined by The Burkina Mining Act #031-2003/AN (the “Mining Act”), dated May 8, 2003. A wholly owned subsidiary holds title to most of these properties. Exploration permits in Burkina Faso give the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. Exploration permits are generally valid for a period of three years from date of issue, and may be renewed for two more consecutive terms of three years for a total of nine years. The Government of Burkina Faso has been amenable to issuing new permits after the expiration of nine years in certain circumstances. The permit holder has the exclusive right, at any time, to convert the exploration permit to a mining exploitation license. All exploitation licenses in Burkina Faso are subject to a ten percent carried interest and a three percent royalty on gold produced in favour of Burkina Faso, once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention provides that financial and customs regulations and rates will be fixed during the term of the exploitation license and that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

In The Republic of Mali, the government has the right to a ten percent free carried interest and the right to purchase an additional ten percent participating interest in the eventual mining company formed after successful exploration. There is a royalty of three percent on the gold produced. Exploration permits are generally granted for an initial three year period, and can be renewed twice with permit size reductions. In the Republic of Niger, the government has the right to a ten percent carried interest in any Nigerian corporation formed for the purpose of mining, can increase its interest to 40 percent by participating in development, and receives a five and one half percent royalty on gold produced.

During the first nine months of 2006, the Company spent a total of $6,631,414 on exploration activities compared to $4,275,185 in the first nine months of 2005, net of contributions by joint venture partners. The increase was due to higher exploration activities within the Company’s wholly-owned and joint ventured properties in Burkina Faso and Niger. Expenditures incurred on behalf of, and to be reimbursed by, the Company’s joint venture partner were $1,127,684 and $10,283,180 in the nine months ended September 30, 2006 and 2005, respectively. Expenditures incurred directly by GFL since taking over management of the Essakane joint venture are not included in these figures.

As shown in the chart below, the total number of meters drilled on projects decreased approximately 22 percent in the first nine months of 2006 compared to the first nine months of 2005. The decline is due to fact that GFL has assumed most of the drilling operations at Essakane, and the fact that the Company has shifted from drilling to modeling and other studies on the Essakane joint venture. Drilling on other wholly-owned properties increased by approximately 8 percent because of the initiation of drilling activities in Niger. The level of exploration activity in the third quarter of 2006 was lower due to the rainy season in Burkina Faso and Niger, which generally extends from mid-June into September.

Exploration and Drilling Statistics For the nine month periods ending September 30,

	Exploration Expenditures			Drilling Meters
	2006	2005	% change	2006	2005	% change
	$	$
Essakane	1,534,698	10,542,268	-85.4%	45,883	77,169	-40.5%
Sega	2,065,859	1,644,798	25.6%	14,932	22,159	-32.6%
Bombore	211,503	825,169	-74.4%	-	13,829	-100.0%
Bondi	1,427,827	364,029	292.2%	11,755	2,980	294.5%
Kossa	1,039,270	463,339	124.3%	12,008	-	N/A
Namaga	429,781	-	N/A	6,308	-	N/A
Other	1,050,160	718,762	46.1%	6,156	8,220	-25.1%
Optionee Contributions	(1,127,684)	(10,283,180)	-89.0%	-	-	N/A
Total	6,631,414	4,275,185	55.1%	97,042	124,357	-22.0%

3.3	Significant Projects

Essakane

For the nine months ended September 30, 2006, expenditures by Orezone on the Essakane project totaled $1,534,698 compared to $10,542,268 in the first nine months of 2005. The decline is primarily due to the fact that GFL assumed all responsibility for this project at the beginning of 2006, and as such, Orezone was no longer required to pay for the majority of the project expenditures. GFL requested the Company complete some exploration activities on their behalf in the first nine months of 2006, including work required to meet minimum expenditure levels on some permits, exploration drilling on regional targets, definition drilling on the Falagountou deposit, drilling on Essakane North and drilling to test the gold content of heap leach residues inherited from previous small scale mining operations.

In addition to Orezone’s work, GFL has proceeded with substantial exploration and development activities on the Essakane property, including continued infill drilling on the Essakane Main Zone (“EMZ”), drilling its northern extension and the nearby Falagountou deposit, ongoing engineering work relating to feasibility studies, and a significant re-assay program to determine if the grade of the deposit has been understated. GFL is still expected to spend in excess of $10 million on the project in 2006. Completion of this work will facilitate a new resource calculation, and enable GFL to update its pre-feasibility study (“PFS”). It is expected that the BFS will be initiated by the first quarter of 2007 and be completed by the third quarter of 2007 with an estimated budget of $10 million.

GFL’s PFS was completed using a combination of internal resources and independent consultants, and was not in a format that was compliant with the requirements of NI 43-101. The Company engaged RSG Global (“RSG”), a consulting firm based in Perth, Australia, to make the PFS NI 43-101 compliant. Subsequent to the end of the quarter, the Company released the results of RSG’s study, which is considered to be a Preliminary Assessment Report (“PAR”) under NI 43-101.

Details of the PAR

A PAR is considered to be preliminary in nature as it includes Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the results projected in the PAR will be realized and actual results may vary substantially.

The PAR is based on total recoverable resources calculated in March 2006 using a 0.5g/t cut off grade that consist of 36.8Mt grading 1.6g/t (1.9Mozs) of indicated resources and 27.7Mt grading 1.7g/t (1.5Mozs) of inferred resources. Based on the economic parameters that were determined for the Essakane Project, including using a gold price of $475 per ounce and a fuel price of $50 per barrel (“bbl”), the open pit captures 40.5Mt of resources, grading 2.0g/t for 2,395,000 recovered ounces. The Project has an IRR of 4.7 percent and cash costs of $265 per ounce rising to 12.5 percent IRR at $575 per ounce. Capital costs have been estimated at $321 million (+/- 25 percent) to build a 5.4Mtpa CIL plant that will produce an average of 311,000 ounces of gold per year over an eight year mine life. The stripping ratio is 5.4:1.

A number of initiatives are underway to enhance project economics including a re-assay program to determine if the grade of the deposit in the starter pit area has been understated, examining development alternatives to reduce capital and operating costs, and drilling along strike, at depth and in surrounding targets to increase resources. It is anticipated that the results of this work will be available by year end along with a new geological model, updated resources and initiating a BFS with the objective of making a production decision by mid-2007. Upon Gold Fields funding and delivering the BFS, they will increase their ownership in the project from 50 percent to 60 percent. At this point, Orezone intends to participate in developing its eventual 40 percent share of the project with Gold Fields as the operator.

Proposed Operations

The 5.4Mtpa plant would consist of single stage crushing of run of mine (“ROM”) ore followed by semi autogenous grinding (“SAG”) and ball milling. The plant would include both gravity and standard CIL circuits. Estimated capital costs for the plant are $79.3 million.

Electric power for the mine site would be supplied by a heavy fuel oil powered 20MW plant with an estimated capital cost of $36.9 million. The study reveals there is no issue in regards to water supply with potable water to be supplied by boreholes and processing water supplied by a water retention dam collecting rain water with 7.5 million m3 of capacity (more than three times the amount annual water requirements). The estimated capital cost for water retention is $15.3 million. The capital includes a mining fleet and equipment costs of $48.2 million for owner operating rather than using a mining contractor. Community services and village relocation is estimated to cost $13.2 million. Operating costs and contingencies account for $30 million of the capital.

Summary of Parameters:

Item	Unit	Value
Discount rate	%	10.0
Gold price	$/oz	475
Government royalty	%	3.0
Tax	%	25
Fuel price	$/bbl	50
Foreign exchange rates - US$/EURO - ZAR/USD - Fcfa/USD		1.05 6.50 536
Capital expenditure - Infrastructure - Process plant - Mining - EPCM - Other - Contingency Subtotal	M$ M$ M$ M$ M$ M$ M$	103.2 79.3 52.8 26.5 40.0 19.5 321.3
- Sustaining capital	M$	10.0
- Mine closure	M$	5.0
Processing cost - Oxide - Transition - Primary	$/t milled $/t milled $/t milled	6.50 7.02 7.59
Avg. mining cost (excluding capital and ownership costs)	$/t	0.88
General and Administration	M$/yr	7.0
Mine supervision	M$/yr	2.1
Grade control	$/bcm ore	0.97
De-watering	$/t ore	0.05
Processing recovery -Oxide -Transition - Primary	% % %	94.8 93.8 92.8
Mining dilution added	%	5
Mining recovery	%	97

Sensitivity to Gold Price

Gold Price [$/oz]	NPV [M$]			IRR
	0% (Undiscounted)	5%	10%
375	-102.9	-140.3	-155.0	-5.9%
475	98.1	-5.1	-61.3	4.7%
525	198.7	62.5	-14.5	8.8%
575	299.2	130.1	32.3	12.5%
625	399.7	197.7	79.1	15.8%

Subsequent studies that would affect the IRR and Cash Costs include:

•

Geotechnical work will determine the optimum pit slopes which will directly affect the stripping ratio. For example, an increase in the footwall pit slope to a similar angle as the hanging wall slope would result in a reduction of the stripping ratio from 5.4:1 to 4.4:1.

•	New Leach Well bottle roll and gravity separation studies on previously assayed samples could increase the average grade of portions of the deposit and reduce the cash cost per ounce

The entire PAR is expected to be filed on SEDAR in the fourth quarter of 2006.

Séguénega (“Sega”)

The Company commissioned a NI 43-101 compliant resource estimate, dated February 24, 2006, which identified indicated resources of 4,844,000 tonnes grading 1.99 g/t (310,600 contained ounces) and inferred resources of 1,413,000 tonnes grading 1.6 g/t (73,000 contained ounces), both at a 0.5 g/t cutoff and contained within the Gambo, Bakou and RZ zones. Exploration is currently underway with the objective of expanding these three zones, better defining recently discovered zones (e.g. Tiba), and drilling new targets. The Company has also initiated a PAR to determine how close the project is to having sufficient resources to contemplate building a mining operation. This study will integrate the results of the exploration programs completed subsequent to the February 24, 2006 NI 43-101 compliant resource estimate.

Expenditures in the first nine months of 2006 were $2,065,859 compared to $1,644,798 in the first nine months of 2005. To date, mineralization on the Sega property has tended to be shear zone related with a strike length of 100 to 400m. Current estimates indicate that at least two more zone similar to the Bakou/Gambo/RZ zones are required to create an economic project. Orezone has been successful in discovering at least one new similar zone at Tiba during the last exploration campaign. Orezone’s strategy is to continue with systematic exploration along the mineralized trends in order to expand resources in conjunction with a scoping study that would identify the engineering issues required to commence an operation when sufficient ounces are achieved. Orezone received, in 2005, an 18-month extension on the Sega permit, which will expire in January 2007. The ongoing assessment is expected to be completed during the fourth quarter of 2006, and Orezone intends to apply for a new exploration permit to replace the current one after its expiry.

Bondigui (“Bondi”)

The Bondi Main Zone (“BMZ”) contains a November 2004 NI 43-101 compliant estimate of indicated resources to a depth of 125m of 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources of 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cut off grade.

In the first nine months of 2006, expenditures were at $1,427,827 compared to $364,029 in the first nine months of 2005, when human resources were diverted mainly to Essakane and other projects.

The Bondi permit expired on May 17, 2006, and a new permit called Djarkadougou was granted during the last quarter. Geological modeling of the gold resource progressed during the quarter; detailed ground geophysics surveys are in progress, and follow-up drilling programs will commence after the rainy season.

Niger

The 1,997 km2 Kossa permit is located in Niger, immediately adjacent to the Essakane project, which is across the border in Burkina Faso. Kossa is a wholly-owned project, and is not subject to any agreements with GFL. An extensive surface sampling program was carried out during 2005 and 10 high priority target areas were the subject of a 10,000m drill program in the first nine months of 2006. The initial program resulted in positive results on three of the five target areas and a 2,000m follow-up drill program was completed before the rainy season on all three areas.

Expenditures in the first nine months of 2006 were $1,039,270 compared to $463,339 in the first nine months of 2005, due mainly to drilling being initiated on the project. Results to date do not include any wide Essakane type intersections, but encouraging results have been returned from the Kossa South target areas where the two hole follow-up program confirmed the potential of a 1,500m structure, with hole KSC0033 intersecting 14m at a grade of 3.8 g/t and hole KSC0032 intersecting 13m at a grade of 2.4 g/t.

On the Namaga permit, the RAB program completed over the Block 3 target area intersected extensive low grade mineralization, including 22m at a grade of 2.4 g/t in hole B3B0155. A 104km gradient IP survey and a geological survey were completed on the Koyria permit. The geology on the Namaga and Koyria permits appears favourable. There are significant shear zones and saprolite development, good soil geochemistry and, on the Koyria permit, some impressive artisanal workings are present. A 20,000m RC drilling contract was signed with a major international drilling company, and is part of an ongoing $2.0 million exploration program being carried out on Kossa as well as on the Namaga and Koyria permits in Niger, which have been optioned from Greencastle Resources. A reconnaissance drilling program will commence very soon on Koyria, Namaga, and then onto Kossa by the first quarter of 2007. All positive results from these programs will be followed up as warranted in the first and second quarter.

Other Properties

The Company has a number of other exploration properties which are at various stages of exploration, and where work is ongoing. Exploration expenditures on these properties in the first nine months of 2006 were $1,050,160 versus $718,762 in the first nine months of 2005. During the third quarter, field activities were reduced due to the rains, but follow-up drilling programs are now in progress on the Markoye and Komkara permits in the Essakane area, and ground geophysics will be followed by a drilling program on the Bombore I permit during the quarter. A lag sampling program was completed on the Ouatagouna and Toubani permits in Mali and returned negative results and the prospecting licenses were not renewed.

4	RESULTS OF OPERATIONS

Orezone is in the exploration stage, hence its financial performance is a function of the level and amount of administrative expenses required to operate the Company and carry out its exploration activities. In the three and nine month periods ended September 30, 2006, Orezone recorded net losses of $16,540 and $452,043, or $nil per share, respectively, on both a basic and diluted basis. In the three and nine month periods ended September 30, 2005, Orezone reported higher net losses of $172,906 and $957,282 or $nil and a loss of $0.01 per share, respectively, on both a basic and diluted basis. Net losses decreased in the three and nine month periods ended September 30, 2006 from the comparable periods in 2005 due primarily to higher interest income from the larger cash balances, income generated from providing management services to its joint venture partner, and a decrease in stock-based compensation expenses.

Management, directors and technical advisors continually review the merits of each of the Company’s projects and properties to assess whether or not they merit further exploration and development, and whether the carrying value of the properties is greater than the future expected return from the property. Empirical data such as geochemical analysis, drilling results, assays, mapping and field observation are the primary forms of evidence that are assessed, along with external factors such as commodity markets, exchange rates, political risk and closeness to other known operations, when making decisions on impairment. There were no mineral exploration property write-offs in the first nine months of 2006.

Deferred exploration expenses totaled $979,439 and $7,759,098 in the three and nine month periods ended September 30, 2006 compared to $6,195,153 and $14,558,365 in the three and nine month periods ended September 30, 2005. Contributions from the Company’s joint venture partner (“optionee contributions”), GFL, were only $16,010 in the three months ended September 30, 2006, and $1,127,684 in the nine months ended September 30, 2006, compared to $4,550,090 in the three months ended September 30, 2005, and $10,283,180 in the nine months ended September 30, 2005. Orezone has not incurred a material amount of direct expenditures on the Essakane project in the three and nine month periods ended September 30, 2006 compared to 2005, as GFL assumed control over the project, effective January 1, 2006. As a result, optionee contributions related to the Essakane project also declined over the same periods. Management still expects GFL to spend in excess of $10.0 million on the Essakane project in 2006; including costs related to the BFS.

5            SUMMARY OF QUARTERLY RESULTS

	Fiscal 2006		Fiscal 2005				Fiscal 2004
	Q2	Q1	Q4	Q3 (1)	Q2	Q1	Q4	Q3

Revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss)	$ (231,658)	$ (203,845)	$ 4,044,535)	$ 147,094	$ 996,451)	$ 107,924)	$ (101,922)	$ 52,281

Net Income (loss) per share
Basic and diluted	(0.00)	(0.00)	(0.04)	0.00	(0.01)	(0.00)	(0.00)	0.00

>Over the last eight quarters, Orezone’s financial performance has largely been a function of the level of administrative expenses required to operate a public company and manage its exploration activities. In certain quarters, these expenses have been offset to varying degrees by exchange gains, interest income and gains on the sale of investments. Orezone has reported significant losses in some quarters, which is largely the result of write-offs of deferred exploration expenditures and mineral exploration property costs.

>(1) Subsequent to the end of the third quarter of 2005, the Company determined that certain costs which were capitalized as deferred development costs during the third quarter of 2005 should more appropriately have been capitalized in the first and second quarters. Amended financial statements were filed and a loss of $172,906 ($0.00 per share) was reported for the third quarter of 2005.

6	FINANCIAL CONDITION

6.1	Working Capital

Net working capital as at September 30, 2006 was $24,054,417 which includes a cash balance of $24,782,435. This is a decrease of $7,537,080 from the December 31, 2005 working capital balance of $31,591,497. The decrease was attributable to the exploration and development costs incurred on many of the Company’s projects, including Bondi, Sega, and Kossa, and the purchase of investments.

Current assets as at September 30, 2006 were $25,304,452, a decrease of $9,861,306 from the December 31, 2005 balance of $35,165,758. The decrease was largely attributable to the items noted in the preceding paragraph.

Current liabilities as at September 30, 2006 were $1,250,035, a decrease of $2,324,226 from the December 31, 2005 balance of $3,574,261. This was mainly due to the lower drilling accruals. The Company does not anticipate any material changes in liabilities over the next twelve months unless the Company and its partner make a decision to mine the Essakane project. It is expected that Orezone and Gold Fields may make deposits for some mining and milling equipment required for the Essakane project in the first quarter of 2007.

6.2	Liquidity and Capital Resources

The Company’s principal source of liquidity is its significant cash position of $24,782,435. In December 2005, Orezone successfully completed a CAD $30.0 million public equity financing.

Cash provided by operating activities was $116,725 and cash used in operating activities was $385,504 in the three and nine month periods ended September 30, 2006, respectively, compared to cash used in operations of $268,413 and $314,585 over the same periods in 2005. While the Company normally uses cash in operations, cash was generated in the three-month period ended September 30, 2006 because of higher interest income and lower administrative costs.

Cash flows used in investing activities were $292,234 and $9,299,956 in the three and nine month periods ended September 30, 2006, respectively, compared to $2,103,788 and $2,361,363 over the same periods in

2005. The significant fluctuations can be explained by the lower overall exploration expenditures incurred by the Company in the third quarter of 2006, and by the significant decline in optionee contributions over the first nine months of 2006, as GFL is now managing the Essakane project.

Cash flows from financing activities declined to $292,234 and $110,552 in the three and nine month periods ended September 30, 2006, respectively, from $3,915,791 and $5,263,814 over the same periods in 2005 when a significant amount of cash was generated from warrants and options being exercised.

Orezone’s principal requirements for cash over the next twelve months will continue to be administrative expenditures and exploration and development expenditures relating to wholly-owned projects, and on projects in which the Company is earning an interest. Most expenditures on the Essakane project are now being financed by GFL unless both parties agree to order mining or milling equipment in advance of a decision to mine.

The Company’s exploration and development expenditures during the remainder of 2006 and the first nine months of 2007 are expected to be in the order of $6 to $8 million, and administrative expenditures will be similar to those reported over the previous four quarters. On this basis, the Company believes it has adequate cash on hand to meet the Company’s current and planned exploration and development and administration expenditures for a number of years.

It is likely, however, that in the future, additional financing will be required for:

• The Company’s share of developing the Essakane project, once a production decision has been made; or,

• The costs associated with bringing a wholly-owned property into production; or,

• Additional acquisitions or investments within the mining sector.

On this basis, the Company continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favorable, additional financings could be initiated.

6.3	Outstanding Share Data

As at November 10, 2006, 132,940,141 common shares of the Company were issued and outstanding.

As at November 10, 2006, options to purchase 6,116,000 of the Company’s common shares were outstanding under the option plan. The weighted average exercise price of these options was $0.77 CAD.

7	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Orezone is currently committed to paying a total of CAD $86,784 as an operating lease for its head office. The lease expires on September 30, 2008. The remaining annual payments are broken down as follows:

2006	CAD	$10,848
2007		$43,392
2008	CAD	$32,544

Total	CAD	$86,784

8	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company’s consolidated Financial Statements requires management to make estimates and assumptions that can affect the reported amounts of assets, liabilities, expenses. Orezone’s most critical accounting estimates relate to whether or not to write off the carrying value of deferred exploration expenditures with respect to individual properties. The carrying value of mineral exploration properties and deferred exploration costs with respect thereto are the second and third largest assets, after cash and cash equivalents. Decisions on whether the carrying value of individual properties is greater than the future expected return from the property are based on a large amount of empirical geotechnical data, external financial and political considerations, and the competitive environment with respect to the specific property. While the Company re-evaluates its estimates and assumptions on a regular basis, actual amounts may differ. At the end of each quarter, management reviews the carrying value of individual properties to determine whether any write downs are necessary. Following this analysis, no write-offs were deemed necessary at September 30, 2006.

Orezone’s critical accounting policies and estimates remain unchanged from the end of the previous fiscal year.

9	RISKS AND UNCERTAINTIES

The Company is in the business of the acquisition, exploration and development of mineral properties. The natural resource industry is, by nature, both cyclical and risky. There is no assurance that economic deposits will be found, and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potential economic deposit is identified, the ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these variables are beyond the Company’s control.

The principal factor which affects Orezone’s ability to successfully execute management’s business plan is the price of gold. The price of gold, in US dollars, has increased from approximately US $260 per ounce early in 2001 to just over US $600 as of the date of this MD&A. This increase is in part attributed to the weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. A higher gold price improves the economics associated with a potential development project, and, just as important, has a favourable impact on the perceptions of investors with respect to gold equities, and therefore, a favourable impact on the Company’s ability to raise capital.

Another significant factor affecting the Company and its ability to bring a project into production is the ability of the mining sector’s service industries to keep up with an ever-increasing demand. This is particularly true with respect to assay labs and drilling companies. Due to good relations with suppliers, Orezone has been able to secure sufficient drill rigs to carry out planned exploration programs. Several new assay labs have been commissioned in Burkina Faso that should improve sample turnaround times as they increase capacity. Backlogs of samples are expected to occur during the next field season until these labs improve their efficiencies and competition for drilling equipment remains high.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of risk and uncertainty and the Company’s common shares should be considered a highly speculative investment. Please refer to Orezone’s MD&A for the year ended December 31, 2005, for a complete discussion of risks and uncertainties.

10	OTHER

Additional information about the Company, including the AIF and Form 40-F, is available electronically at www.sedar.com and www.sec.gov.